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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James (USA) Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 925 West Georgia Street
(No. and Street)

Vancouver (City) BC Canada (State) V6C 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Richard 604-654-1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir Street, PO Box 10426 Pacific Centre (Address) Vancouver (City) BC (State) V7Y 1K3 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James (USA) Ltd., as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

1RJ007492 Eiben Koll, 1RJ007484 Eiben Will, 1RJ004614 Dolynski Lauren, 1RJ004606 Dolynski Colin, 1RJ003939 Eiben Maxx

Signature

Director and Chief Financial Officer

Title

Alan Wong
Raymond James Ltd.
Legal Counsel

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of financial condition of Raymond James (USA) Ltd. (the "Company") as of September 30, 2016 and 2015, and the related statements of operations and comprehensive income, changes in stockholder's equity, and cash flows for each of the years in the two year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of September 30, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two year period then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Chartered Professional Accountants

November 25, 2016
Vancouver, Canada

RAYMOND JAMES (USA) LTD.
(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Table of Contents
(confidential)

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Financial Condition
(Expressed in United States dollars)
(confidential)

As of September 30, 2016, with comparative information for 2015

	2016	2015
Assets		
Cash and cash equivalents	$ 4,400,777	$ 4,856,848
Deposits in compliance with reserve requirements (note 4)	3,033,665	3,027,767
Client and broker receivables (note 6)	9,294,671	18,723,365
Due from related party (note 6)	382,066	228,870
Other assets	375,301	19,789
	$ 17,486,480	$ 26,856,639
Liabilities and Stockholder's Equity		
Client and broker payables (note 6)	$ 8,229,727	$ 17,689,138
Other accounts payable	18,951	364,524
	8,248,678	18,053,662
Stockholder's equity:		
Capital stock (note 5)	1,045,000	1,045,000
Retained earnings	8,192,802	7,757,977
	9,237,802	8,802,977
	$ 17,486,480	$ 26,856,639

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Operations and Comprehensive Income
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2016, with comparative information for 2015

	2016	2015
Revenue:		
Commission income (note 6)	$ 6,914,434	$ 7,290,885
Interest income	45,737	16,319
Foreign exchange gain	21,201	69,683
	6,981,372	7,376,887
Expenses (note 6):		
Commission expense	3,588,674	3,761,312
Employee compensation and benefits	954,433	1,042,110
Communication and information processing	1,104,697	1,082,327
Occupancy and equipment	347,498	382,328
Business development	300,392	285,638
Other	155,069	182,212
Interest	2,726	2,459
Clearance and floor brokerage	2,070	3,604
	6,455,559	6,741,990
Earnings before income taxes	525,813	634,897
Income taxes expense (note 7)	90,988	609,629
Net earnings and comprehensive income	$ 434,825	$ 25,268

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Changes in Stockholder's Equity
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2016, with comparative information for 2015

	Common shares	Retained earnings	Total
Balance, September 30, 2014	$ 1,045,000	$ 7,732,709	$ 8,777,709
Net earnings	-	25,268	25,268
Balance, September 30, 2015	1,045,000	7,757,977	8,802,977
Net earnings	-	434,825	434,825
Balance, September 30, 2016	$ 1,045,000	$ 8,192,802	$ 9,237,802

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statements of Cash Flows
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2016, with comparative information for 2015

	2016	2015
Cash provided by (used in):		
Operations:		
Net earnings	$ 434,825	$ 25,268
Change in non-cash operating working capital (note 10)	(890,896)	(226,473)
Decrease in cash and cash equivalents	(456,071)	(201,205)
Cash and cash equivalents, beginning of year	4,856,848	5,058,053
Cash and cash equivalents, end of year	$ 4,400,777	$ 4,856,848
Cash and cash equivalents consist of:		
Cash	$ 4,022,585	$ 4,478,732
Term deposits	378,192	378,116
	$ 4,400,777	$ 4,856,848

Supplemental cash flow information (note 10)

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Industry Regulatory Organization of Canada (IIROC), Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company's primary business is institutional and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has retail business that is private client-wealth management and uses US-based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 9.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

The Company records its agency securities transactions on a trade date basis.

(c) Commission income:

Commission income is recorded when earned on a trade date basis.

(d) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2016 and 2015, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

2. Significant accounting policies (continued):

(e) Cash and cash equivalents:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash.

(f) Financial instruments:

The fair value of cash and cash equivalents, deposits in compliance with reserve requirements, clients and broker receivables, due from related party, client and broker payables and other accounts payable approximate their fair value due to the short-term maturities of these instruments.

(g) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. New accounting pronouncements:

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2016 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. We are currently evaluating the impact of the adoption of Topic 606 will have on our financial statements.

4. Deposits in compliance with reserve requirements:

The deposit of $3,033,665 cash at September 30, 2016 (2015 - $3,027,767) is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation is $12,997 (2015 - $3,158), and is restricted.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

5. Capital stock:

	2016	2015
Authorized:		
400 voting common shares without par value		
Issued:		
400 common shares (2015 - 400)	$ 1,045,000	$ 1,045,000

6. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of Raymond James (USA) Ltd. In addition, Raymond James (USA) Ltd. is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2016, commissions and operating costs of $6,180,672 (2015 - $6,587,274) were paid to RJL. As at September 30, 2016, the Company has $382,066 (2015 - $228,870 receivable from) receivable from RJL. In addition, clients and brokers receivable include amounts due from RJL of $1,325,333 (2015 - nil) and clients and brokers payable include amounts due to RJL of $434,851 (2015 - $13,504,272).

7. Income taxes:

The total provision for income taxes in the statement of operations and comprehensive income is at a rate different than the combined federal and provincial statutory income tax rate for the following reasons:

	2016	2015
Income before taxes	$ 525,813	$ 634,897
Combined federal and provincial statutory income tax rate	26.37%	26.44%
Increase (decrease) in rate due to:		
Meals and entertainment	2.16%	2.08%
Foreign exchange translation gains (losses)[1] and other	(11.23%)	67.50%
Effective income tax rate	17.30%	96.02%
Income tax expense	$ 90,988	$ 609,629

[1] Raymond James (USA) Ltd. pays income taxes in Canada based on its taxable income calculated in Canadian dollars.

8. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2016, the Company had net capital pursuant to Rule 15c3-1 of $8,480,240 (2015 - $8,497,849) which was $8,230,240 (2015 - $8,247,849) in excess of its net capital requirement of $250,000.

9. Segment Information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of U.S. and Canadian equities and fixed income products.

(a) Revenues by segment:

	2016	2015
Capital Markets	$ 5,463,162	$ 6,298,134
Private Client Group	1,518,210	1,078,753
	$ 6,981,372	$ 7,376,887

(b) Earnings (loss) before income taxes by segment:

	2016	2015
Capital Markets	$ 921,140	$ 1,189,708
Private Client Group	(395,327)	(554,811)
	$ 525,813	$ 634,897

(c) Total assets by segment:

	2016	2015
Capital Markets	$16,473,309	$25,859,610
Private Client Group	1,013,171	997,029
	$17,486,480	$26,856,639

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

10. Supplemental cash flow information:

	2016	2015
Change in non-cash operating working capital:		
Deposits in compliance with reserve requirements	$ (5,898)	$ (695)
Client and brokers, net	(30,717)	89,618
Other assets	(355,512)	3,294
Due from related party	(153,196)	(215,229)
Other accounts payable	(345,573)	(103,461)
	$ (890,896)	$ (226,473)
Supplementary information:		
Taxes paid	$ 802,635	$ 413,730

11. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2016 and 2015, the Company had no liabilities which were subordinated to the claims of general creditors.

12. Subsequent events:

Management has evaluated subsequent events through November 25, 2016, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule I
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2016, with comparative information for 2015

	2016	2015
Total capital:		
Total ownership equity	$ 9,237,802	$ 8,802,977
Deductions:		
Non-allowable assets:		
Due from related party	382,066	228,870
Other deductions	375,497	76,258
Total deductions	757,562	305,128
Net capital	8,480,240	8,497,849
Minimum net capital required	250,000	250,000
Excess net capital	$ 8,230,240	$ 8,247,849

The 2016 computation does not differ materially from the regulatory computation filed on its Focus II.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3
(Expressed in United States dollars)
(confidential)

Schedule II

Year ended September 30, 2016, with comparative information for 2015

As at September 30, 2016, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $12,997 (2015 - $3,158). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2016 is $12,997 (2015 - $3,158). As at September 30, 2016, the Company had $3,033,665 (2015 - $3,027,767) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2016 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2016, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.

KPMG

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James (USA) Ltd.

We have reviewed management's statements, included in the accompanying Raymond James (USA) Ltd. Exemption Report (the Exemption Report), in which (1) Raymond James (USA) Ltd. (the Company) stated that it may file an Exemption Report for the period from October 1, 2015 through September 30, 2016 based on guidance received from the Securities and Exchange Commission Staff on September 17, 2015 because for its institutional business (i) the Company's items included in its reserve computations during the period from October 1, 2015 through September 30, 2016 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2015 through September 30, 2016; (2) the Company identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions); and (3) the Company stated that it met the identified exemption provisions from October 1, 2015 to September 30, 2016 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the first paragraph above.

KPMG LLP

Chartered Professional Accountants

November 25, 2016
Vancouver, Canada

RAYMOND JAMES (USA) LTD.
Exemption Report
As of September 30, 2016

Raymond James (USA) Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report for the period from October 1, 2015 through September 30, 2016 based on guidance received from the Securities and Exchange Commission Staff on September 17, 2015 because for its institutional business (i) the Company's items included in its reserve computations during the period from October 1, 2015 through September 30, 2016 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions and (ii) the Company had not taken possession of customer funds or securities at any time during the period from October 1, 2015 through September 30, 2016.

(2) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for its retail business..

(3) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from October 1, 2015 to September 30, 2016 except as described below:

Date Transmitted	Description - Failed to Promptly Transmit by Noon the Next Business day
3/10/2016	Cheque delivered after 12:00pm next business day. Courier pick up after noon.
3/15/2016	Cheque delivered after 12:00pm next business day. Courier pick up after noon.
4/11/2016	Client sent in the cheque to the financial advisor without the new account application being approved. The New Client Account Form got held up with the branch manager for a few days as well
4/28/2016	Cheque sent the next business day. Courier records did not indicate time of pick up, therefore cannot validate cheque was transmitted by noon.
5/4/2016	Cheque delivered after 12:00pm next business day. Courier pick up after noon.
6/15/2016	Cheque delivered after 12:00pm next business day. Courier pick up after noon.
6/24/2016	Cheque sent the next business day. Courier records did not indicate time of pick up, therefore cannot validate cheque was transmitted by noon.
6/24/2016	Cheque sent the next business day. Courier records did not indicate time of pick up, therefore cannot validate cheque was transmitted by noon.
6/24/2016	Cheque delivered after 12:00pm next business day. Courier pick up after noon.
7/27/2016	These assets came from a third party bank and they would not issue a cheque to the Company's carrying broker for the client. The Company's carrying broker will only accept Canadian dollar cheques made to the Company's carrying broker. The third party bank issued cheque to the Company's carrying broker who then issued the cheque for the client. The cheque was stored in the cage for one night since the Company received it too late to get the Company's carrying broker's approval. Cheque was sent after noon the next business day.
9/12/2016	Cheque delivered after 12:00pm next business day Courier pick up after noon

Date Transmitted	Description - Failed to Promptly Transmit by Noon the Next Business day
10/19/2015	Security sent the next business day. Courier records did not indicate time of pick up, therefore cannot validate security was transmitted by noon.
10/29/2015	Security sent after 12:00 pm next business day. Courier pick up after noon.
11/6/2015	Security sent after 12:00 pm next business day. Courier pick up after noon.
01/05/16--delivered to Transfer agent	Security certificate came into home office and was received at the security cage. The individual in charge of receiving had put the security certificate in the vault and had to immediately leave as she went into labor. The financial advisor thought the security certificate was lost until it was finally tracked down on 1/5/16. The security certificate was registered in the wrong name and had to be sent back to transfer agent
1/25/2016	Security sent after 12:00 pm next business day. Courier pick up after noon.
2/10/2016	Security sent after 12:00 pm next business day. Courier pick up after noon.
2/10/2016	Security sent after 12:00 pm next business day. Courier pick up after noon.
3/14/2016	Security sent after 12:00 pm next business day. Courier pick up after noon.
4/5/2016	Client sent in security certificates to the financial advisor without the new signed account. The security certificate was couriered to the Company's carrying broker once proper documentation was received.
4/5/2016	Client sent in security certificates to the financial advisor without the new signed account. The security certificate was couriered to the Company's carrying broker once proper documentation was received.
4/6/2016	Client sent in security certificates to the financial advisor without the new signed account. The security certificate was couriered to the Company's carrying broker once proper documentation was received.
4/6/2016	Client sent in security certificates to the financial advisor without the new signed account. The security certificate was couriered to the Company's carrying broker once proper documentation was received.
4/8/2016	Client sent in security certificates to the financial advisor without the new signed account. The security certificate was couriered to the Company's carrying broker once proper documentation was received.
4/25/2016	Joint account paperwork was not signed and security required reregistration causing delay in sending security to the Company's carrying broker. Security sent via courier once paperwork received.
5/13/2016	Security sent after 12:00 pm next business day. Courier pick up after noon.
8/22/2016	Security sent after 12:00 pm next business day. Courier pick up after noon.
9/14/2016	Security sent after 12:00 pm next business day. Courier pick up after noon.

We, the management affirm that, to the best of our knowledge and belief this Exemption Report is true and correct.



Sandra Richard
Chief Financial Officer
November 25, 2016



KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES PURSUANT TO SEC RULE 17A-5(E)(4)

The Board of Directors Raymond James (USA) Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2016, which were agreed to by Raymond James (USA) Ltd. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the Specified Parties of the report), solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with a copy of the checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2016 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the General Ledger or other supporting schedules, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in Form X-17A-5, the General Ledger, or related schedules supporting the adjustments; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these Specified Parties.

KPMG LLP

Chartered Professional Accountants

November 25, 2016
Vancouver, Canada

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

42071 FINRA SEP
RAYMOND JAMES (USA) LTD
925 WEST GEORGIA ST-2100
VANCOUVER BC V6C 3L2,
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sandie Richard

2. A. General Assessment (item 2e from page 2) $ 17,446.61

B. Less payment made with SIPC-6 filed (exclude interest) (8,124.42)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 9,322.19

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,322.19

G. PAYMENT: √ the box
Check mailed to P.O. Box ❑ Funds Wired ❑
Total (must be same as F above) $ 9,322.19

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Raymond James Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _____ day of _______________, 20_____.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2015
and ending 9/30/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,921,371
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,726	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	2,726
Total deductions	2,726
2d. SIPC Net Operating Revenues	$ 6,978,645
2e. General Assessment @ .0025	$ 17,446.61 (to page 1, line 2.A.)